Exhibit 99.1

Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Kenny Green CCG Investor Relations Tel. +1 646 201 9246 Voltaire@CCGIsrael.com

FOR IMMEDIATE RELEASE:

Voltaire Announces Continued Growth
in Third Quarter 2010 Results

Voltaire continues its strong revenue growth and reports positive operating cash flow

Conference call to discuss results scheduled for 10:00 am ET today

CHELMSFORD, Mass. and RA’ANANA, Israel – November 1, 2010 – Voltaire Ltd. (NASDAQ: VOLT), a leading provider of scale-out data center fabrics, today announced financial results for the three month period ended September 30, 2010.

Third Quarter 2010 Main Highlights
o	Year-over-year revenue growth of 25% and sequential revenue growth of 9%, reaching $18.1 million;
o	GAAP net loss reduced to $0.8 million compared with $1.5 million in the third quarter of last year; non-GAAP net loss at $49 thousand
o	GAAP operating loss reduced to $0.6 million compared with $1.5 million in the third quarter of last year; Non-GAAP operating profit at $101 thousand;
o	Positive operating cash flow of $3.6 million contributed to cash, cash equivalents and marketable securities as of September 30, 2010, which totaled $44.7 million; and
o	Management expects revenues at the top end of the previously provided full year 2010 guidance range $67-70 million;

Third Quarter Results
Revenues for the third quarter of 2010 totaled $18.1 million, an increase of 25% compared to $14.5 million reported in the third quarter of 2009.

Gross profit for the third quarter of 2010 totaled $9.4 million, an increase of 27% compared to $7.4 million in the third quarter of 2009. Gross margin for the third quarter of 2010 totaled 51.9%, an improvement compared to 51% for the third quarter of 2009.

Operating loss on a GAAP basis, for the third quarter of 2010 totaled $618 thousand, an improvement compared to the operating loss of $1.5 million reported in the third quarter of 2009. Operating income on a non-GAAP basis, for the third quarter of 2010 totaled $101 thousand, a substantial improvement compared to the operating loss of $895 thousand reported in the third quarter of 2009.

Net loss on a GAAP basis, for the third quarter of 2010 totaled $768 thousand, or $0.04 loss per share. This represents an improvement from a net loss of $1.5 million, or $0.07 loss per share, in the third quarter of 2009. Net loss on a non-GAAP basis, for the third quarter of 2010 totaled $49 thousand, compared to a net loss, on a non-GAAP basis, of $949 thousand, or $0.05 loss per share, in the third quarter of 2009.

The company generated a positive operating cash flow of $3.6 million in the quarter. Cash, cash equivalents and marketable securities as of September 30, 2010, totaled $44.7 million with no debt, compared to $41.8 million as of June 30, 2010.

Management Comments
Mr. Ronnie Kenneth, Chairman and CEO of Voltaire commented, “We are very pleased with our business performance and strong financial results in the quarter. In the third quarter, we achieved a major financial milestone. We significantly improved our bottom line and generated positive cash flow, while increasing sales of our software and Ethernet solutions-- our top two long-term growth engines for the business.  Time and again, our software proves to be a major differentiator for both our Ethernet and InfiniBand products and enhances our competitive edge. Through effective execution of a well-defined strategy, we are experiencing strong channel development and a growing customer roster. I look forward to enjoying the continuing fruits of our efforts for the coming quarters and years ahead.”

Outlook
Management updates its outlook for the year, expecting 2010 revenues to come in at the top end of its formerly provided full year guidance range, which was between $67 - 70 million with full year gross margins to be approximately 52%.  Management improves its outlook for full year expenses, with operating expenses for 2010 to be in the range of $37.0 to 37.5 million, updated from an earlier estimate of between $38.0 to 39.5 million.

Third Quarter Press Release Highlights

o	Sept. 20 - Voltaire Introduces New Software for Ultra-Fast Storage Access

o	Aug. 30 - Voltaire Announces High Density 10 GbE Switch for Efficient Scaling of Cloud Networks

o	Aug. 27 - Voltaire Offers Expertise on Improving Advanced Trading

Conference Call Details
The Company will also host a conference call today at 10:00 am ET. On the call, Mr. Ronnie Kenneth, CEO and Chairman of the Board, and Mr. Josh Siegel, CFO, will review and discuss the results for the quarter and will be available to answer investor questions.

To participate through dial-in, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call is due to commence. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number:	1-888-668-9141	UK Dial-in Number:	0-800-917-5108
Israel Dial-in Number:	03-918-0609	International Dial-in Number:	+972-3-918-0609

The call will be at 10:00 am Eastern Time; 7:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time.

The conference call will be broadcast live from a link on the Company’s website. To participate, please access the investor relations section of Voltaire’s website – www.voltaire.com – a few minutes before the conference call is due to commence. A replay of the call will be available from the day after the call for a period of 30 days. The link to the replay will be accessible under the investor relations section of Voltaire's website – www.voltaire.com.

Use of Non-GAAP Financial Measures
Voltaire reports its results of operations in accordance with GAAP and, additionally, on a non-GAAP basis. Non-GAAP operating income (loss) and non-GAAP net income (loss) are calculated based on the operating income (loss) or net income (loss) in Voltaire’s financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R. Reconciliation of this non-GAAP measure to operating income (loss) and net income (loss), the most comparable GAAP measures, is provided in the schedules attached to this release. Voltaire provides these non-GAAP financial measures because its management believes that they are useful in enhancing investors’ understanding of Voltaire’s ongoing performance.  Voltaire uses internally the Non-GAAP information to evaluate the Company’s ongoing performance. Voltaire is providing this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

About Voltaire
Voltaire (NASDAQ: VOLT) is a leading provider of scale-out computing fabrics for data centers, high performance computing and cloud environments. Voltaire’s family of server and storage fabric switches and advanced management software improve performance of mission-critical applications, increase efficiency and reduce costs through infrastructure consolidation and lower power consumption. Used by more than 30 percent of the Fortune 100 and other premier organizations across many industries, including many of the TOP500 supercomputers, Voltaire products are included in server and blade offerings from Bull, Fujitsu, HP, IBM, NEC and SGI. Founded in 1997, Voltaire is headquartered in Ra’anana, Israel and Chelmsford, Massachusetts. More information is available at www.voltaire.com or by calling 1-800-865-8247.

Forward Looking Statements
Information provided in this press release contains statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to Voltaire's plans, objectives and expectations for future operations and are based upon management's current estimates and projections of future results or trends. They also include third-party projections regarding expected industry growth rates. Actual future results may differ materially from those projected as a result of certain risks and uncertainties.  These factors include in particular, but are not limited to, the impact of the economic downturn on capital expenditures by our customers and our product mix during the balance of the year.  These factors and others are discussed in detail under the heading "Risk Factors" in Voltaire’s annual report on Form 20-F for the year ended December 31, 2009. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

- Financial Tables –

VOLTAIRE LTD.
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2010	2009
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,495	$12,896
Short term investments	18,236	20,074
Restricted deposits	1,733	1,733
Accounts receivable:
Trade	9,703	13,056
Other	1,663	1,862
Inventories	10,551	5,795
Total current assets	52,381	55,416
INVESTMENTS:
Restricted long-term deposit	1,189	1,139
Long-term deposits	178	219
Marketable securities	13,055	11,614
Funds in respect of employee rights upon retirement	2,988	2,522
Total investments	17,410	15,494

DEFERRED INCOME TAXES	23	97
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	7,471	7,149
Total assets	$77,285	$78,156

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$9,222	$10,470
Other	4,611	4,246
Deferred revenues	5,076	4,308
Total current liabilities	18,909	19,024
LONG-TERM LIABILITIES:
Accrued severance pay	4,083	3,454
Deferred revenues	3,473	3,647
Other long-term liabilities	757	621
Total long-term liabilities	8,313	7,722
Total liabilities	27,222	26,746

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value	2,788	2,787
Additional paid-in capital	155,338	152,770
Accumulated other comprehensive income	364	130
Accumulated deficit	(108,427)	(104,277)
Total shareholders’ equity	50,063	51,410
Total liabilities and shareholders’ equity	$77,285	$78,156

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	(unaudited)		(unaudited)

REVENUES	$18,123	$14,502	$50,328	$32,981
COST OF REVENUES	8,719	7,102	24,244	15,512
GROSS PROFIT	9,404	7,400	26,084	17,469
OPERATING EXPENSES:
Research and development	4,817	3,909	14,168	12,090
Sales and marketing	3,392	3,347	10,121	9,015
General and administrative	1,813	1,622	5,537	6,570
Total operating expenses	10,022	8,878	29,826	27,675
LOSS FROM OPERATIONS	(618)	(1,478)	(3,742)	(10,206)
FINANCIAL INCOME	86	75	212	323
FINANCIAL EXPENSES	(4)	(24)	(93)	(208)
LOSS BEFORE TAX	(536)	(1,427)	(3,623)	(10,091)
TAX EXPENSES	(232)	(105)	(527)	(437)
NET LOSS	$(768)	$(1,532)	$(4,150)	$(10,528)

Net loss per share -
Basic and Diluted	$(0.04)	$(0.07)	$(0.20)	$(0.50)
Weighted average number of shares:
Basic and Diluted	21,235,252	21,017,932	21,156,124	20,993,266

VOLTAIRE LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP RESULTS

 (U.S. dollars in thousands, except per share data)

The non-GAAP financial information presented herein was not prepared under a comprehensive set of accounting rules or principles and should not be viewed as a substitute for the Company’s GAAP financial information.

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	(unaudited)		(unaudited)

GAAP Net loss	$(768)	$(1,532)	$(4,150)	$(10,528)

Equity based compensation expenses included in:

Cost of revenues	16	13	43	31
Research and development	162	127	440	356
Sales and marketing	207	157	579	466
General and administrative	334	286	1,291	855
	719	583	2,353	1,708

Non-GAAP Net loss	$(49)	$(949)	$(1,797)	$(8,820)

Non-GAAP Net loss per share -
Basic and Diluted	$(0.00)	$(0.05)	$(0.08)	$(0.42)

Weighted average number of shares:
Basic and Diluted	21,235,252	21,017,932	21,156,124	20,993,266

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	(unaudited)		(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(768)	$(1,532)	$(4,150)	$(10,528)
Adjustments required to reconcile net loss
to net cash provided by (used in) operating activities:
Depreciation of property and equipment	892	688	2,620	1,907
Amortization of discount and premium related
to marketable securities, net	56	20	150	29
Deferred income taxes	166	(148)	356	76
Change in accrued severance pay	334	310	629	497
Gain in funds in respect of employee
rights upon retirement	(192)	(298)	(137)	(264)
Non-cash share-based compensation expenses	719	583	2,353	1,708
Excess tax benefit on options exercised	(16)	(52)	(48)	(52)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable	1,803	(1,717)	3,373	92
Increase (decrease) in accounts payable and accruals and deferred revenues	2,960	2,936	(114)	4,359
Decrease (increase) in inventories	(2,306)	106	(4,756)	1,430
Net cash provided by (used in) operating activities	3,648	896	276	(746)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in restricted cash	-	199	-	(1,011)
Purchase of property and equipment	(823)	(1,071)	(2,942)	(4,419)
Investment in marketable securities	(7,363)	(8,263)	(28,397)	(41,907)
Proceeds (investment) in short-term deposit, net	-	(399)	800	(5,022)
Proceeds from maturities of marketable securities	7,282	8,235	27,935	39,040
Amounts funded in respect of employee rights upon
Retirement, net	(90)	(149)	(329)	(354)
Decrease (increase) in long-term deposits	2	(8)	41	-
Net cash used in investing activities	(992)	(1,456)	(2,892)	(13,673)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options	97	32	167	74
Excess tax benefit on options exercised	16	52	48	52
Net cash provided by financing activities	113	84	215	126
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,769	(476)	(2,401)	(14,293)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,726	10,951	12,896	24,768
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$10,495	$10,475	$10,495	$10,475